

January 2, 2014

Via E-mail
Mr. F. J. Dellaquila
Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, Missouri 63136

> **Re:** **Emerson Electric Co.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 001-00278**

Dear Mr. Dellaquila:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 16

1. We see that you include certain non-GAAP measures as part of Management's Discussion and Analysis. Please tell us where you provide the required reconciliations of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure calculated in accordance with GAAP, otherwise please revise future filings to provide the reconciliations required by Item 10(e)(1)(i)B of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant